UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Hammitt, Inc.

(Exact name of issuer as specified in its charter)

California	263217060
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2101 Pacific Coast Hwy Hermosa Beach, CA	90254
(Address of principal executive offices)	(Zip code)

(310) 292-5200

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Hammitt,” “we,” “us, “our” or “the Company” refers to Hammitt, Inc., a California corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

SUMMARY

Overview

Hammitt, Inc. was organized in the State of California on August 12, 2008. The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold through traditional (wholesale) retail channels and online (direct to consumer (“DTC”)). Our handbags and accessories are available on our website at www.hammitt.com.

Our mission: A client-focused, functional and fresh approach to modern handbags.

In 2008, a small team of Californians began shaping a new, client-focused initiative to create a handbag Company where fashion meets function. Using what we believe to be only the highest quality materials, our experienced design team began creating products where comfort and style reign supreme. Since then, we have committed our design efforts to surprise and delight our clients through innovation and evolving functionality.

Each style starts with an idea to solve a problem – making our clients’ lives easier and also more colorful. Our designs come to life through carefully selected materials and thoughtful development and testing. Over the years, our unique, eye-catching handbags with our signature rivets have developed a loyal and passionate following. We are also happy to report that we believe we have been successful in growing the brand without sacrificing quality or compromising our clients’ needs.

Our products

The Company sells luxury handbags and accessories. The products aim to be functional and fashionable and are typically adorned with our signature rivets.

Handbag styles change, but as of the date of this semi-annual report the Company sells this current product mix of handbags:

•	Backpacks
•	Clutches and evening bags
•	Crossbody bags
•	Satchels and shoulder bags
•	Totes

In addition to handbags, the Company also sells various accessories, including but not limited to the following:

•	Belts
•	Card holders
•	Jewelry cases
•	Luggage tags
•	Makeup bags
•	Phone cases
•	Straps
•	Sunglass cases
•	Wallets
•	Leather cleaner

Factors Affecting Operating Results

We generate revenue from DTC sales and wholesale sales of handbags and accessories. Revenue is influenced by advertising, discounts and promotions, merchandising, packaging, and in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions.

We deduct promotional discounts and refunds expected to be issued to determine net revenue. Customers who receive a damaged product or are dissatisfied with a product may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing products, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We may periodically provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

The cost of goods sold relates to the cost of materials, manufacturing, inbound shipping, receiving and import duty costs.

Operating expenses largely consist of selling, marketing, advertising, retail operations, and general and administrative expenses.

·	Our selling expenses consist of warehouse and distribution expenses (e.g., fulfilment costs (costs attributable to warehousing inventories, picking, packaging, and preparing customer orders for shipment)), rent and storage fees, packing supplies and shipping expenses, Design and development costs, credit card processing fees, sales representatives’ salaries and commissions, trade shows and showroom costs and the cost of sales samples

·	Our marketing and advertising expenses consist primarily of costs incurred (including salaries) to acquire new customers, build our brand awareness through various offline and online paid advertising channels, including digital and social media, direct mail, and podcasts, email, brand activations, sample sales, promotions and gifts and strategic brand partnerships.

·	Our retail operations costs consist of payroll for retail employees, rent, and store overheads.

·	Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; and (iii) travel-related expenses

Other income and expense consist primarily of interest expense associated with the Company’s outstanding debt.

During the year ended December 31, 2021, management determined as part of the Company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year ended December 31, 2020. In addition, management determined it was necessary to record a reserve for refunds. See “Note 19 – Restatement” of the Company’s financial statements for further details.

Results of Operations

Revenue

Revenue for the six-month period ended June 30, 2022 (“Interim 2022”) was $18,233,251, a nearly 60% increase from $11,426,532 for the six-month period ended June 30, 2022 (restated) (“Interim 2022”). Revenue from Direct to Consumer (“DTC”) DTC or online sales increased 33%, to $9,451,854 for Interim 2022 from $7,107,081 for Interim 2021. This was primarily driven by the increase in new customers and existing customer sales. Order volumes increased as the Company continued its planned pivot to a DTC focus Company.

Revenues from wholesale sales increased by 103%, to $8,781,399for Interim 2022, from $4,319,451 for Interim 2021 including shipping charges made to wholesalers. The increase relates to the re-opening of department stores and boutiques after the COVID-19 related shutdown.

Cost of Goods Sold

Cost of revenues for Interim 2022, was $7,475,656 compared to $3,907,311 for Interim 2021, an increase of 91%. The increase in cost of goods sold relates to the increase in revenues.

Accordingly, our gross profit increased 43% to $10,757,595 for Interim 2022, from $7,519,221 for Interim 2021and our gross margins decreased to 59% for Interim 2022 from 66% in Interim 2021.

Operating Expenses

Total operating expenses for Interim 2022 increased to $12,984,484 from $7,171,854 for Interim 2021. For Interim 2022, the Company incurred $11,020,004 in costs related to selling compared to $6,057,011 in Interim 2021, a 82% increase. The increase in selling was primarily related to an increase in the amount spent on advertising. Spending on advertising increased by 84% to $5,497,733 in Interim 2022 from $2,986,160 for Interim 2021. The increase in advertising was primarily driven by increased spending with Facebook and Google to acquire new customers. General and administrative expenses increased by 76% to $1,964,480 from $1,114,843 as the Company added staff to support the Company’s continued growth. Accordingly, the Company incurred an operating loss of ($2,226,889) for Interim 2022 compared to an operating profit of $347,367 for Interim 2021.

Other Income (Expense)

The company had an interest expense of $690,504 for Interim 2022, compared with an interest expense of $254,634 for Interim 2021, a 171% increase, due to increased borrowings to support the Company’s growth.

Income Tax (Expense) Benefit

In Interim 2022, the Company recognized an income tax benefit related to operating losses. The Company recognized an income tax benefit in Interim 2022 of $729,348 compared with an income tax expense of $69,288 in Interim 2021.

As a result of the foregoing, the Company generated a net loss of ($2,188,045) for Interim 2022 compared to earning net income in the amount of $23,445 for Interim 2021.

Liquidity and Capital Resources

Our operations have been financed to date by a combination of cash generated from operations, debt, and investment capital. Our primary cash needs have been to fund working capital requirements (primarily marketing to increase growth and inventory to support that growth), debt service payments (interest and principal payments), and operating expenses.

As of June 30, 2022, we had cash on hand of $793,926, inventory (net) of $7,548,304, and accounts receivable (net) of $2,962,316 and total liabilities of $20,849,287. As of March 1, 2022, the Company refinanced a line of credit with an $9,000,000 term loan agreement with a different financial institution. The balance of the note was $8,000,000 as of June 30, 2022, see “—Long Term Obligations” (below).

We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, our line of credit and funds generated from this offering. We believe that we will be able to continue to operate our business for the foreseeable future.

Recent offerings of Securities and Outstanding Debt

On September 10, 2021, the Company commenced a Regulation A offering.  On September 8, 2022, the Company closed the offering. As of June 30, 2022, the Company sold 861,812 shares of Class B Common Stock for gross proceeds of $947,994. As of September 8, 2022, the Company sold another 75,517 shares of Class B Common Stock for gross proceeds of $83,069.

Indebtedness

·	Long-Term Obligations: On March 1, 2022, the Company refinanced a line of credit with an $8,000,000 term loan agreement with a different financial institution. The term loan was disbursed based on a borrowing base. Advances on the loan were based on up to 90% of eligible accounts receivable, verified purchase orders, and unrestricted cash and 70% of eligible inventory less reserves. Of the $8,000,000, advances totaling $2,000,000 were available upon satisfaction of certain conditions. The loan bears interest at 10.75% and is secured by all assets of the Company. Interest only payments are due for 12 months after which principal and interest payments will be due based on a 24-month amortization. The loan matures at the end of the 24-month amortization. On April 22, 2022, the loan was amended to increase the loan to $9,000,000. The additional $1,000,000 was disbursed August 12, 2022. The balance of the note was $8,000,000 at June 30, 2022. In conjunction with the term loan obtained in March 2022, the Company incurred loan fees totaling $486,179. At June 30, 2022, total deferred loan fees were $381,103 and were net of accumulated amortization of $105,076. The loan fees are amortized over lives ranging from 12 to 36-months. Amortization expense during the six months ended June 30, 2022, totaled $105,076.

·	Short-Term Note: In March 2020, the Company entered into a $500,000 note payable with May Diang Ltd. The note bears interest at 10% and is not collateralized. Equal monthly principal and interest payments begin in January 2021. The note matures in January 2023. As of June 30, 2022, $500,000 is outstanding in the note.

·	Stockholder Note Payables:

·	The Company entered into a $500,000 note payable to the Shannon Christiansen Seare Trust on June 1, 2020. The note bears interest at 15% and is unsecured. The note requires interest only payments until its maturity in June 2023. As of June 30, 2022, $500,000 is outstanding in the note.

·	On September 24, 2021, the Company entered into a $1,000,000 note payable with Black Oak-Hammitt-Convertible Debt, LLC. The note bears interest at 15% and is unsecured. The note required interest payments until maturity in June 2023, however the note can be callable prior to June 2023. As of June 30, 2022, $1,000,000 is outstanding in the note.

Trends

Our Company primarily operates in the U.S. luxury leather handbag market. As of the date of this report, this market is estimated by management, based on industry data reports, including from Statista, at $12 billion a year and is expected in grow at 5% per annum for the next five years. The market is fragmented with few barriers to entry.

Within this market, leather bags, the main product of the Company, dominate and account for 48.5% share of the revenue by offering better durability, dustproof, and crack-proof properties. This durability associated with this product attracts consumers to spend on these luxury products. (Grandview Research 2017)

It’s reported by “thatFashion,” clothing and accessories were the leading online shopping category with 71% of women buying a product in the category in the last 3 months and, unlike footwear or apparel, handbags do not face the same challenges of size and fit. Therefore, the Company plans to continue its focus on selling direct to consumers online.

Further, the COVID-19 pandemic, prompted an increase in demand for our products, primarily as a result of changes to consumer behaviors resulting from the various stay-at-home restriction orders. Due to the change in consumer behaviors, as of the date of this report, the Company has experienced increased overall demand for its products and it does not expect that COVID-19 will have a material negative impact on its business, results of operations, or financial position, accordingly, reinforcing the Company’s plans to continue its focus on selling direct to consumers online.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

HAMMITT, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

As of June 30, 2022, December 31, 2021, and

June 30, 2021 (Restated) and the Six Months

Ended June 30, 2022 and 2021 (Restated)

HAMMITT, INC.

BALANCE SHEETS (Unaudited)

June 30, 2022, December 31, 2021 and June 30, 2021 (Restated)

	6/30/2022	12/31/2021	6/30/2021
			(Restated)
ASSETS

Current Assets:
Cash	$793,926	$1,032,639	$294,161
Accounts receivable, net	2,962,316	2,602,005	1,428,446
Inventories, net	7,548,304	5,688,082	4,175,954
Prepaid expenses and other current assets	1,435,734	1,400,761	682,133

Total current assets	12,740,280	10,723,487	6,580,694

Property and Equipment, net	352,069	318,724	316,230

Other Assets:
Intangible assets, net	427,986	489,365	377,682
Operating lease assets, net	1,810,582	782,373	108,680
Deferred tax asset	2,220,822	1,491,474	1,646,224
Deposits	75,307	75,307	66,547
Stockholder note receivable	131,713	131,713	131,713

Total other assets	4,666,410	2,970,232	2,330,846

Total assets	$17,758,759	$14,012,443	$9,227,770

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$8,426,181	$7,753,624	$5,233,603
Accrued expenses	984,366	577,195	470,865
Short-term note payable	500,000	500,000	500,000
Line of credit	-	3,895,922	3,265,922
Current portion of long-term obligation	1,333,333	-	-
Current portion of operating lease liabilities	351,715	182,027	70,399

Total current liabilities	11,595,595	12,908,768	9,540,789

Long-term Obligation, net of current portion	6,285,564	-	-

Operating Lease Liabilities, net of current portion	1,468,128	606,160	38,912

Stockholders Notes Payable	1,500,000	1,500,000	618,410

Total liabilities	20,849,287	15,014,928	10,198,111

Stockholders' Deficit:
Common stock, Class A, no par value, 117,000,000 shares authorized, 6,313,188 shares issued and outstanding at June 30, 2022, December 31, 2021 and June 30, 2021	4,091	4,091	4,091
Common stock, Class B, no par value, 153,600,000 shares authorized, 7,175,000, 7,008,159 and 6,313,188 shares issued and outstanding at June 30, 2022, December 31, 2021 and June 30, 2021, respectively	104,091	104,091	4,091
Common stock, Class C, no par value, 57,000,000 shares authorized, 56,818,698 shares issued and outstanding at June 30, 2022, December 31, 2021 and June 30, 2021	36,818	36,818	36,818
Preferred stock, Class A, no par value, 15,963,900 shares authorized, 15,963,900 shares issued and outstanding at June 30, 2022, December 31, 2021 and June 30, 2021	1,971,000	1,971,000	1,971,000
Preferred stock, Class B, no par value, 7,200,000 shares authorized, 7,034,826 shares issued and outstanding at June 30, 2022, December 31, 2021 and June 30, 2021	1,550,000	1,550,000	1,550,000
Additional paid-in capital	369,516	269,514	229,720
Accumulated deficit	(7,126,044)	(4,937,999)	(4,766,061)

Total stockholders' deficit	(3,090,528)	(1,002,485)	(970,341)

Total liabilities and stockholders' deficit	$17,758,759	$14,012,443	$9,227,770

HAMMITT, INC.

STATEMENTS OF OPERATIONS (Unaudited)

Six Months Ended June 30, 2022 and 2021 (Restated)

	2022	2021
		(Restated)
Revenue	$18,233,251	$11,426,532

Cost of Goods Sold	7,475,656	3,907,311

Gross Profit	10,757,595	7,519,221

Operating Expenses:
Selling	11,020,004	6,057,011
General and administrative	1,964,480	1,114,843

Total operating expenses	12,984,484	7,171,854

Operating income (loss)	(2,226,889)	347,367

Other Income (Expense):
Interest expense	(690,504)	(254,634)

Income (Loss) before Income Taxes	(2,917,393)	92,733

Income Tax (Expense) Benefit	729,348	(69,288)

Net Income (Loss)	$(2,188,045)	$23,445

Net income (loss) per share - basic and diluted:
Basic(1)	$(0.02)	$0.00
Diluted(1)	(0.02)	0.00

Weighted average shares outstanding:
Basic(1)	93,138,771	92,055,138
Diluted(1)	93,138,771	108,148,002

(1) Prior period amounts have been retroactively adjusted to reflect the six-for-one stock split in August 24, 2021.  See Note 12 for details.

HAMMITT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (Unaudited)

Six Months Ended June 30, 2022, December 31, 2021 and June 30, 2021

	Common Stock						Preferred Stock
	Class A		Class B		Class C		Class A		Class B		Additional
	Number of		Number of		Number of		Number of		Number of		Paid-in	Accumulated
	Shares(1)	Amount	Shares(1)	Amount	Shares	Amount	Shares(1)	Amount	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2021 (Restated)	63,131,886	$40,909	6,313,188	$4,091	-	$-	15,963,900	$1,971,000	-	$-	$197,774	$(4,789,506)	$(2,575,732)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	31,946	-	31,946

Debt converted to preferred stock	-	-	-	-	-	-	-	-	6,807,894	1,500,000	-	-	1,500,000

Conversion of Class A common stock to Class C common stock	(56,818,698)	(36,818)	-	-	56,818,698	36,818	-	-	-	-	-	-	-

Issuance of preferred stock	-	-	-	-	-	-	-	-	226,932	50,000	-	-	50,000

Net income (restated)	-	-	-	-	-	-	-	-	-	-	-	23,445	23,445

Balance at June 30, 2021 (Restated)	6,313,188	4,091	6,313,188	4,091	56,818,698	36,818	15,963,900	1,971,000	7,034,826	1,550,000	229,720	(4,766,061)	(970,341)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	30,025	-	30,025

Stock-based compensation - warrants	-	-	-	-	-	-	-	-	-	-	9,769	-	9,769

Issuance of common stock (less transaction costs totaling $564,469)	-	-	694,971	100,000	-	-	-	-	-	-	-	-	100,000

Net loss	-	-	-	-	-	-	-	-	-	-	-	(171,938)	(171,938)

Balance at December 31, 2021	6,313,188	4,091	7,008,159	104,091	56,818,698	36,818	15,963,900	1,971,000	7,034,826	1,550,000	269,514	(4,937,999)	(1,002,485)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	100,002	-	100,002

Issuance of common stock (less transaction costs totaling $383,525)	-	-	166,841	-	-	-	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,188,045)	(2,188,045)

Balance at June 30, 2022	6,313,188	$4,091	7,175,000	$104,091	56,818,698	$36,818	15,963,900	$1,971,000	7,034,826	$1,550,000	$369,516	$(7,126,044)	$(3,090,528)

(1) Prior period amounts have been retroactively adjusted to reflect the six-for-one stock split in August 24, 2021.  See Note 12 for details.

HAMMITT, INC.

STATEMENTS OF CASH FLOWS (Unaudited)

Six Months Ended June 30, 2022 and 2021 (Restated)

	2022	2021
		(Restated)
Cash Flows from Operating Activities:
Net income (loss)	$(2,188,045)	$23,445
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation expense	120,000	56,527
Amortization of intangible assets	73,479	-
Stock-based compensation - options	100,002	31,946
Interest expense attributable to amortization of loan fees	105,076	-
Interest expense attributable to amortization of warrants	369	1,224
Bad debt recovery	(1,340)	-
Deferred tax benefit	(729,348)	(433,640)
Change in operating assets and liabilities:
Accounts receivable	(358,971)	109,796
Inventories, net	(1,860,222)	(1,643,829)
Prepaid expenses and other current assets	(34,973)	(606,593)
Operating lease assets	104,309	-
Deposits	-	(8,317)
Accounts payable	672,557	1,749,563
Accrued expenses	407,171	97,434
Operating lease liability	(100,862)	(26,539)

Total adjustments	(1,502,753)	(672,428)

Net cash used by operating activities	(3,690,798)	(648,983)

Cash Flows from Investing Activities:
Purchase of intangible assets	(12,100)	(36,133)
Purchase of property and equipment	(153,345)	(136,610)

Net cash used by investing activities	(165,445)	(172,743)

Cash Flows from Financing Activities:
Net change in line of credit	(3,895,922)	1,099,891
Payment of loan fees	(486,179)	-
Proceeds from issuance of long-term obligation	7,999,631	-
Proceeds from issuance of stockholders notes payable	-	(254,014)
Proceeds from issuance of preferred stock	-	50,000
Proceeds from issuance of common stock	383,525	-
Payment of transaction costs	(383,525)	-
Payments on stockholders note payable	-	-

Net cash provided by financing activities	3,617,530	895,877

Net Change in Cash	(238,713)	74,151

Cash at Beginning of Period	1,032,639	220,010

Cash at End of Period	$793,926	$294,161

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Organization and Purpose

Hammitt, Inc. was organized in the state of California on August 12, 2008. The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold through traditional retail sales channels and online direct to consumer.

During the year ended December 31, 2021, the board of directors approved a Regulation A+ Tier II offering of up to $25 million shares of Class B Common Stock.

This summary of significant accounting policies of Hammitt, Inc. (the “Company”) is presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts annually. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Trade accounts receivable is presented net of an allowance for doubtful accounts of $6,577 at June 30, 2022, December 31, 2021 and June 30, 2021.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. The Company reviews inventory for indicators of impairment and records an allowance as deemed necessary. The Company has recorded a reserve for obsolete and slow moving inventories of $25,000 at June 30, 2022, December 31, 2021 and June 30, 2021.

Prepaid Expenses and Other Current Assets

The Company has made payments for trade shows and other consumables that will be received, consumed or used in a future period.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 years
Furniture and fixtures	7 to 10 years
Equipment	3 to 10 years
Vehicles	5 years

Expenditures for maintenance and repairs are expensed when incurred, and betterments which extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are recorded in other income.

Intangible Assets

The Company’s intangible assets consist of certain capitalized costs associated with software and trademarks. Website upgrades and software upgrades are being amortized over their estimated economic life of 3 years. The trademarks have an infinite life and are not being amortized.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract (purchase orders) with customers are satisfied; generally, this occurs with the transfer of control of our products. Revenue is measured as the amount of consideration we expect to receive in exchange for the transferring of goods. The Company records amounts billed to customers related to shipping and handling as revenue. Shipping and handling costs are recognized in cost of sales. The Company recognizes revenue as of a point in time when the products have been shipped or at point-of-sale at physical store locations. Revenues are recorded net of estimated returns. The Company records a reserve obligation for estimated returns and an associated right of return asset. The reserve for refunds liability is included on a separate line of the balance sheet and the right of return asset is included in “inventories” on the balance sheet (see Note 3). Returns are estimated by developing an expected value based on historical experience.

Recently Issued Accounting Pronouncements

The Company has considered all new accounting pronouncements and have concluded that there are no new pronouncements that may have a material impact on our results of operations, financial condition or cash flows based on current information.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which those differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in other income in the statements of operations.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to selection for income tax examinations for years prior to 2018.

Stock-based Compensation

The Company issues equity-settled, stock-based payments to certain employees. Equity-settled, stock-based payments are measured at the fair value of the equity instruments at the date of grant. Stock-based awards are expensed on a straight-line basis over the vesting period, based on estimates of the number of instruments expected to vest.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by generally accepted accounting principles, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets to which the Company has access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability. Unobservable inputs should be used to measure fair value to the extent that observable inputs are not available.

The primary uses of fair value measures in the Company’s financial statements relate to stock-based compensation. Stock-based compensation is valued using Level 3 fair value inputs.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVENTORIES

Inventories consist of the following at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/30/2022	12/31/2021	6/30/2021
Finished goods	$5,854,606	$4,310,103	$3,949,490
Raw materials	1,660,852	1,345,133	218,835
Right of return asset	57,846	57,846	32,629
Allowance for obsolete inventory	(25,000)	(25,000)	(25,000)
Total inventories, net	$7,548,304	$5,688,082	$4,175,954

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/30/2022	12/31/2021	6/30/2021
Fundraising initiative	$849,427	$664,328	$245,822
IRS employee retention credit receivable	465,348	662,170	-
Other	36,107	5,712	3,875
Prepaid inventory	28,252	28,252	47,002
Trade show expenses	24,362	18,852	-
Software licenses	20,265	-	46,764
Stockholder interest receivable	11,973	11,973	5,869
Shipping supplies	-	-	323,328
Prepaid advertising	-	9,474	9,473
Total prepaid expenses and
other current assets	$1,435,734	$1,400,761	$682,133

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/30/2022	12/31/2021	6/30/2021
Leasehold improvements	$391,042	$286,065	$255,251
Furniture and fixtures	314,712	300,966	277,623
Equipment	166,507	131,884	101,659
Less accumulated depreciation	(520,192)	(400,191)	(318,303)
Total property and equipment, net	$352,069	$318,724	$316,230

Depreciation expense totals $120,000 and $56,527 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 6 – INTANGIBLE ASSETS

The gross carrying amount and associated accumulated amortization of intangible assets is as follows at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/31/2022	12/31/2021	6/30/2021
Unamortized intangible assets:
Trademarks	$83,137	$83,137	$69,554
Amortized intangible assets:
Software upgrades	278,913	278,913	300,288
Software development	253,073	249,073	-
Website upgrades	63,870	55,770	55,770
	595,856	583,756	356,058
Accumulated amortization	(251,007)	(177,528)	(47,930)
Amortizable intangible assets, net	344,849	406,228	308,128
Total intangible assets, net	$427,986	$489,365	$377,682

Amortization expense for the six months ended June 30, 2022 and 2021, totaled $73,479 and $0, respectively. Software development in the amount of $166,543 had not been implemented at June 30, 2022, and amortization has not begun. Estimated amortization for future years is as follows:

Year Ending June 30,
2023	$107,599
2024	50,810
2025	19,897

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/30/2022	12/31/2021	6/30/2021
Unbilled received inventory	$294,742	$-	$-
Reserve for refunds	275,458	275,458	155,374
Payroll liabilities	138,861	137,389	138,741
Accrued interest	126,776	14,276	14,276
Sales tax	81,080	149,242	63,792
Other	67,449	830	44,306
Professional fees	-	-	54,376
	$984,366	$577,195	$470,865

NOTE 8 – LINE OF CREDIT

The Company maintained a $4,000,000 line of credit with a financial institution with an interest rate of 10.8%. Advances on the line of credit could be made up of 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The carrying amount of accounts receivable that served as collateral totaled $2,602,005 and $1,538,242 at December 31, 2021 and June 30, 2021, respectively. The carrying amount of accounts receivable and finished goods inventory that served as collateral totaled $5,630,236 and $2,499,496 at December 31, 2021 and June 30, 2021, respectively. The line of credit required monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit was refinanced in March 2022 with a different financial institution (see Note 10). The Company had an outstanding balance on the line of credit of $0, $3,895,922 and 3,265,922 at June 30, 2022, December 31, 2021 and June 30, 2021, respectively.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

In conjunction with the line of credit above, the Company issued warrants. The warrants are exercisable for 545,454 shares of Class B Common Stock at an exercise price of $0.3667 per share. The warrants, which expire November 20, 2025, were assigned a value of $9,769, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	53.36%
Expected life	5 years
Risk free rate	0.38%
Expected dividend rate	N/A

Management determined the value of warrants was insignificant and amortized the full amount to interest expense during 2021 in the amount of $9,769. In March 2022, the Company refinanced the line of credit. The warrant obligations were not impacted by the refinance.

NOTE 9 – SHORT-TERM NOTE PAYABLE

In March 2020, the Company entered into a $500,000 note payable with a vendor. The note bears interest at 10% and is not collateralized. Equal monthly interest payments began in January 2021. The note matures in January 2023.

NOTE 10 – LONG-TERM OBLIGATIONS

In January 2020, the Company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note bore interest at 10% and was not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was converted to Series B Preferred Stock in March 2021.

On March 1, 2022, the Company refinanced a line of credit (see Note 8) with an $8,000,000 term loan agreement with a different financial institution. The term loan was disbursed based on a borrowing base. Advances on the loan were based on up to 90% of eligible accounts receivable, verified purchase orders, and unrestricted cash and 70% of eligible inventory less reserves. Of the $8,000,000, advances totaling $2,000,000 were available upon satisfaction of certain conditions. The loan bears interest at 10.75% and is secured by all assets of the Company. Interest only payments are due for 12 months after which principal and interest payments will be due based on a 24-month amortization. The loan matures at the end of the 24-month amortization. On April 22, 2022, the loan was amended to increase the loan to $9,000,000. The additional $1,000,000 was disbursed August 12, 2022. The balance of the note was $8,000,000 at June 30, 2022.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Future maturities of long-term obligations are as follows:

Year Ending June 30,
2023	$1,333,333
2024	4,000,000
2025	2,666,667
Total	$8,000,000

In conjunction with the term loan obtained in March 2022, the Company incurred loan fees totaling $486,179. At June 30, 2022, total deferred loan fees were $381,103 and were net of accumulated amortization of $105,076. The loan fees are amortized over lives ranging from 12 to 36-months. Amortization expense during the six months ended June 30, 2022, totaled $105,076.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – INCOME TAXES

Income tax (expense) benefit for the six months ended June 30, 2022 and 2021, consist of the following:

	6/30/2022	6/30/2021
Current:
Federal	$-	$-
State	-	-
Total current	$-	$-
Deferred:
Federal	$498,948	$(69,288)
State	230,400	-
Total deferred	729,348	(69,288)
Total income tax benefit	$729,348	$(69,288)

Deferred tax assets consist of the following at June 30, 2022, December 31, 2021 and June 30, 2021:

	6/30/2022	12/31/2021	6/30/2021
Net operating loss carryforward	$1,541,893	$1,541,893	$1,190,908
Right of use asset	726,691	1,627	-
Reserve for refunds	77,083	77,083	-
Charitable donation	49,738	46,099	26,887
Inventory reserve	6,996	6,996	6,996
Depreciation and amortization	1,948	1,303	409,408
Allowance for bad debts	1,840	1,840	12,025
Right of return asset	(16,187)	(16,187)	-
Intangible assets	(169,180)	(169,180)	-
Total	$2,220,822	$1,491,474	$1,646,224

NOTE 12 – EQUITY

The equity of the Company is comprised of classes of equity divided into Class A Common Stock, Class B Common Stock, Class C Common Stock, Class A Preferred Stock, and Class B Preferred Stock.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Common Stock

Common Stock has Class A Common Stock, Class B Common Stock and Class C Common Stock. Except as otherwise required by law, the Class A Common Stock, Class B Common Stock, and Class C Common Stock have identical rights, powers and preferences, including rights to dividends and in liquidation. Class A Common Stock have the right to one vote per share whereas Class B Common Stock does not have any voting rights. Class C Common Stock have the right to three votes per share and are not assignable or transferable without first converting into Class A Common Stock, except by will or by the laws of descent and distribution. Each share of Class A Common Stock is convertible, at the option of the holder thereof, into one fully paid and non-assessable share of Class B Common Stock. Each share of Class C Common Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of Class A Common Stock.

Preferred Stock

Class A Preferred Stock and Class B Preferred Stock are convertible, at the option of the holder, at any time without payment of additional consideration into the number of shares of Class A Common Stock as determined by the original issue price by the Class A conversion price in effect at the time of conversion, adjusted for the effects of any dilution. The Class A Conversion Price is equal to $0.1320. The Class B Conversion Price is equal to $0.2203. Conversion Prices and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock is subject to adjustment. Preferred stockholders are entitled to the number of votes and dividends equal to the number of common shares into which the preferred stock is convertible. Preferred stock does not carry an annual dividend obligation. Preferred stock has preference over common stock in the case of liquidation. Preferred stock is required to receive or simultaneously receive a dividend on each outstanding share of Preferred Stock in an amount at least equal to any dividend on shares of any other class or series of capital stock of the Company.

Stock Split

On August 17, 2021, the Company’s board of directors approved the adoption of the Company’s Fourth Amended and Restated Articles of Incorporation, which increased the total number of shares of common stock and preferred stock that the Company is authorized to issue as follows:

	Number of Shares	Number of Shares
	Authorized Before	Authorized After
	Stock Split	Stock Split
Class A Common Stock	19,500,000	117,000,000
Class B Common Stock	1,100,000	153,600,000
Class C Common Stock	9,500,000	57,000,000
Class A Preferred Stock	2,660,650	15,963,900
Class B Preferred Stock	1,200,000	7,200,000

The Fourth Amended and Restated Articles of Incorporation became effective on August 24, 2021. Effective August 24, 2021, the Company’s board of directors authorized a six-for-one split of the common stock and preferred stock. Accordingly, all references to numbers of common and preferred shares and per-share data in the financial statements have been adjusted to reflect the stock split on a retroactive basis. At the same time as the stock split, the board of directors authorized more shares of Class B Common Stock equal to the number of shares shown above.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 13 – STOCK-BASED COMPENSATION

Stock Option Grants

The Company’s Board of Directors has approved stock option grants to key employees to acquire the Company’s common stock. The awards vest over a 3-year period and have a grant date contractual life of 10 years. Compensation cost is recognized on a straight-line basis over the vesting period.

The following represents stock option activity during the six months ended June 30, 2022 and 2021:

			Weighted	Weighted
		Weighted	Average	Average
	Number of	Average	Grant Date	Remaining
	Stock	Exercise	Fair	Contractual
	Options	Price	Value	Term
Outstanding - December 31, 2020	11,313,456	$0.12	$0.03	8.18
Granted	3,000,000	0.22	0.04	9.92
Outstanding - June 30, 2021	14,313,456	0.14	0.03	8.07
Outstanding - December 31, 2021	14,313,456	0.14	0.03	7.56
Outstanding - June 30, 2022	14,313,456	$0.14	$0.03	7.07

June 30, 2022
Options vested and exercisable	10,317,456	$0.11	$0.02	6.53
Options expected to vest	3,996,000	0.22	0.04	8.47

The fair market value of stock options is estimated using the Black-Scholes valuation model, and the Company uses the following methods to determine its underlying assumption: expected volatilities are based on the historical volatilities of similar publicly-held companies; the expected term of options granted is based on the estimated time options will be outstanding; and the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent period if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

At June 30, 2022, all of the Company’s outstanding stock options are to employees with service conditions.

During the six months ended June 30, 2022 and 2021, the Company recognized stock-based compensation cost of $100,002 and $30,025, respectively, for employees with service conditions. Compensation cost for awards expected to vest in future years for employees with service conditions totals $26,236 and $34,504 for the years ended June 30, 2023 and 2024, respectively. The weighted-average remaining vesting period for these awards approximates 1.45 years.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Management has utilized the Black-Scholes pricing model to calculate stock options granted to employees during the six months ended June 30, 2021. No stock options were granted to employees during the six months ended June 30, 2022. The inputs into the model are as follows:

	2022	2021
Expected volatility	N/A	53.36%
Expected life	N/A	6.5 years
Risk free rate	N/A	0.64%
Expected dividend rate	N/A	N/A

Class B Common Stock Warrants

During 2021, the Company granted warrants to purchase Class B Common Stock to a service provider helping with the production of a docuseries to promote the Company’s Regulation A Offering. The warrants were granted with an exercise price equal to 1/10th of the price of Common Stock established in the Regulation A Offering. The warrants which expire July 26, 2026, were assigned a value of $2,014,527, estimated using the Black-Scholes valuation model. Because the costs were only incurred due to the Regulation A Offering, the costs were offset against the amount recorded in equity. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	53.36%
Expected life	5 years
Risk free rate	0.71%
Expected dividend rate	N/A

The warrants vested according to the following schedule:

•	40% upon the issuance of the warrant
•	30% upon commencement of the physical production
•	30% upon the release of the first episode

All milestones had been met before December 31, 2021, and the warrants were fully vested.

Also during 2021, the Company granted warrants to purchase Class B Common Stock to a service provider. The warrants have been granted with an exercise price equal to the stock price of the most recent Regulation A offering price. All warrants were fully vested on the grant date. The warrants which expire September 9, 2026, were assigned a value of $200,000 based on the value of the service provided. Because the costs were only incurred due to the Regulation A Offering, the costs were offset against the amount recorded in equity.

See Notes 8 and 17 for warrants issued with promissory notes.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The following represents warrant activity during the six months ended June 30, 2022 and 2021:

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Warrants	Exercise
	Warrants	Price	Exercisable	Price
Outstanding - December 31, 2020	2,341,440	$0.19	2,341,440	$0.19
Outstanding - June 30, 2021	2,341,440	0.19	2,341,440	0.19
Granted	1,999,999	0.11	1,999,999	0.11
Expired	(1,417,248)	0.14	(1,417,248)	0.14
Outstanding - December 31, 2021	2,924,191	0.15	2,924,191	0.15
Outstanding - June 30, 2022	2,924,191	$0.15	2,924,191	$0.15

Warrants Outstanding and Exercisable
Range of		Weighted
Warrant		Average
Exercise	Number	Remaining
Price	of Warrants	Contractual Life
$0.11 - $0.13	2,196,919	3.60
$0.37	545,454	3.39
$1.10	181,818	4.20

NOTE 14 – CONCENTRATIONS

The Company’s carrying amount of deposits with financial institutions was $793,926, and the bank balance was $876,910 of which $339,318 was covered by FDIC insurance at June 30, 2022.

For the six months ended June 30, 2022 and 2021, approximately 26% and 18% of the Company’s revenues were derived from one customer, respectively.

NOTE 15 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the six months ended June 30, 2022 and 2021, the Company paid interest of $472,928 and $268,910, respectively. The Company paid $0 in income taxes during each of the six months ended June 30, 2022 and 2021.

During the six months ended June 30, 2022 and 2021, the Company recognized $1,132,518 and $135,850 of operating lease assets with corresponding operating lease liabilities, respectively.

During the six months ended June 30, 2021, long-term obligations in the amount $1,500,000 were converted to Class B Preferred Stock.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office, warehouse and retail space under noncancelable operation leases which expire between April 2023 and May 2027. The leases resulted in recording operating lease assets and liabilities totaling $1,132,518 and $135,850 during the six months ended June 30, 2022 and 2021, respectively. Operating lease expense totaled $141,438 and $132,631 for the six months ended June 30, 2022 and 2021, respectively.

Operating lease weighted-average remaining lease term was 4.35 years, and the weighted-average discount rate was 11% at June 30, 2022.

Operating lease future minimum lease payments with their present values as of June 30, 2022, are summarized as follows:

Year Ending June 30,
2023	$532,898
2024	496,598
2025	510,404
2026	463,352
2027	313,274
Total future minimum lease payments	2,316,526
Less amounts representing interest	(496,683)
Present value of minimum lease payments	1,819,843
Current portion	(351,715)
$1,468,128

Employment Agreement

The Company has an employment agreement with an executive. This written agreement requires annual base compensation of approximately $270,000 plus benefits. The initial term of the agreement ended November 27, 2020 and was extended until November 27, 2023, after which time the agreement will automatically renew each year unless terminated by either the Company or the employee.

IRS Employee Retention Credit

During the year ended December 31, 2021, the Company applied for and recorded employee retention credits in the amount of $965,099. The amount was recorded in selling and general administrative expenses on the statements of operations, and recorded in prepaid expenses and other current assets on the balance sheets. During the year ended December 31, 2021, the Company received payment in the amount of $302,929 on the employee retention credits. During the six months ended June 30, 2022, the Company received payment in the amount of $196,822 on the employee retention credits. Employee retention credits are subject to examination for five years from the filing date.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

General Contingencies

The Company is from time to time involved in litigation in the normal course of business. In the opinion of management, at June 30, 2022, December 31, 2021, and June 30, 2021 there were no contingent liabilities that would have a material impact on the financial position of the Company.

COVID-19 Pandemic

The outbreak of the novel strain of coronavirus (COVID-19) continues to impact regions in which the Company operates. The widespread impact of COVID-19 resulted in temporary closures of directly operated stores, as well as at wholesale partners starting in 2020. Since then, certain directly operated stores and the stores of wholesalers have experienced temporary re-closures or are operating under tighter restrictions in compliance with local government regulation. COVID-19 has also resulted in ongoing supply chain challenges, such as logistic constraints, the temporary closure of certain third-party manufactures and increased freight costs.

The global COVID-19 pandemic is continuously evolving and the extent to which this impacts the company – including unforeseen increased costs to the Company’s business – will depend on future developments, which cannot be predicted, including the ultimate duration, severity and geographic resurgence of the virus and the success of actions to contain the virus, including variants of the novel strain, or treat its impact, among others. As the full magnitude of the effects of the Company’s business is difficult to predict, the COVID-19 pandemic has and may continue to have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows for the foreseeable future.

NOTE 17 – RELATED-PARTY TRANSACTIONS

Management Agreement

In December 2018, the Company entered into a management agreement with a service provider related to a stockholder. The provider agrees to provide certain management, strategic and financial consulting services to the Company as long as the stockholder owns preferred shares equal to at least 13.33% of the voting stock of the Company. The agreement calls for monthly payments in the amount of $4,167. The Company paid $25,000 for these services for the six months ended June 30, 2022 and 2021.

Stockholder Note Receivable

The Company entered into a $131,713 note receivable to a stockholder. The note bears interest at 4% and is due upon demand and is unsecured. Interest earned totaled $2,634 for each of the six months ended June 30, 2022 and 2021. Interest receivable for the note was $11,973 at June 30, 2022 and 2021. The balance of the stockholder note receivable was $131,713 at June 30, 2022 and 2021.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Stockholder Notes Payable

The Company entered into a $500,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

The Company entered into a $1,000,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

The Company entered into a $950,000 note payable with a stockholder. The note bore interest at 15% and was unsecured. The note required interest only payments until maturity in December 2022. During the year ended December 31, 2018, the company converted $450,000 of the note payable to Class A preferred shares. The balance of the stockholder note payable was $0, $0, and $125,000 at June 30, 2022, December 31, 2021 and June 30 2021, respectively.

In conjunction with the note, the Company issued warrants. The warrants were exercisable for 1,417,248 shares of common stock at an exercise price of $0.1433 per share. The warrants, expired November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	1.26%
Expected dividend rate	N/A

During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 378,738 shares of common stock at an exercise price of $0.1317 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	3.04%
Expected dividend rate	N/A

The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $369 and $1,224 during the six months ended June 30, 2022 and 2021, respectively.

Future maturities of the stockholder notes payable are $1,500,000 during the year ended June 30, 2023.

NOTE 18 – RECLASSIFICATIONS

Certain amounts in the 2021 financial statements have been reclassified to conform to the presentation in the 2022 financial statements. These reclassifications have no effect on net loss.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 19 – RESTATEMENT

During the year ended December 31, 2021, management determined as part of the Company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year ended December 31, 2020. In addition, management determined it was necessary to record a reserve for refunds and right of return assets, and merchant processing fees. These changes also resulted in an update to the Company’s income tax provision. These changes impacted the six months ended June 30, 2021, financial statements, as follows:

	As Previously	As
	Reported	Restated
Assets:
Cash	$544,710	$294,161
Inventories, net	4,143,325	4,175,954
Current portion of deferred advertising costs	538,334	-
Deferred advertising costs, less current portion	232,181	-
Deferred tax asset	1,562,282	1,646,224
Liabilities:
Accrued expenses(2)	315,491	470,865
Stockholders' Deficit:
Accumulated deficit	(3,706,194)	(4,766,061)

Operating Expenses:
Selling	5,898,156	6,057,011
General and administrative	1,135,470	1,114,843

Net Income	161,673	23,445

(2)	Previously reported balance includes accrued interest and income tax payable in the amount of $14,276 and $800, respectively, that was reclassified to accrued expenses.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 31, 2022, the date the financial statements were available to be issued.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Fourth Amended and Restated Articles of Incorporation of Hammitt, Inc. (1)
2.2	Bylaws (1)
3.1	Investor Rights Agreement (1)
3.2	Right of First Refusal and Co-Sale Agreement (1)*
3.3	Form of Custody Account Agreement (1)
5.1	Voting Agreement (1)*
6.1	Note Payable to The Shannon Christiansen Seare Trust, dated June 1, 2020 (1)
6.2	Note Payable to Shawn Thomas dated January 27, 2015 (1)*
6.3	Note Receivable between the Company and Anthony J. Drockton (1)
6.4	Management Advisory Services Agreement dated December 18, 2018, between the Company and bocm4, LLC (1)
6.5	Hammitt 2018 Incentive Stock Option Plan (1)
6.6	Employment Agreement between the Company and Anthony J. Drockton (1)*
6.7	Employment Agreement between the Company and Andrew Forbes (1)*
6.8	Loan Agreement dated and Note dated January 10, 2020 (1)
6.9	Note Payable to Black Oak-Hammitt-Convertible Debt, LLC in the amount of $1,000,000, dated September 24, 2021 (2)
6.10	Promissory Note to MGI Enterprises LTD in the amount of $500,000, dated March 2020(2)
6.11	Executive Employment Agreement between the Company and Michael Ryan Meyer (3)

* Portions of the exhibit has been omitted

(1) Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11610)

(2) Filed as an exhibit to the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2021 filed on April 28, 2022

(3) Filed as an exhibit to the Company’s Form 1-U on July 18, 2022 (Commission File No. 24R-00502)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hermosa Beach, California, on September 22, 2022.

Hammitt, Inc.

/s/ Andrew Forbes
By Andrew Forbes
CEO of Hammitt, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Forbes

Andrew Forbes, Chief Executive Officer
Date: September 22, 2022

/s/ Michael Ryan Meyer

Michael Ryan Meyer, Chief Financial Officer, Chief Accounting Officer
Date: September 22, 2022